NEWS RELEASE

“Augusta Sets 2007 Growth Objectives
– Positioning To Become A Mid-Tier Copper Producer”

VANCOUVER, BC, February 22, 2007 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to announce the Company expects to file its fourth quarter and year-end financial statements next Thursday, March 1, 2007. The Company was successful in reaching a number of critical milestones in 2006 that have significantly advanced the development of its 100% owned Rosemont copper/molybdenum/silver project in Arizona. Augusta remains committed to advancing the Rosemont project as a cornerstone asset for growth, and has set a number of objectives for 2007 aimed at positioning the Company to become a mid-tier copper producer within the next five years.

Summary of 2006 Activities
After raising $44,099,000 in equity financing to complete the acquisition of the Rosemont property and fund development activities, the Company published the 2006 Rosemont Deposit Mineral Resource Statement*. The resource is estimated to contain 6.4 billion lbs of copper ("Cu") equivalent (442,000,000 tons at 0.73% Cu equivalent) in measured and indicated resources and 1.9 billion lbs of Cu equivalent (145,000,000 tons at 0.67% Cu equivalent) in inferred resources at a 0.2% copper cut-off.

The Company completed a Preliminary Assessment and Economic Evaluation (“PA”) in June, which reflected robust economics for the Rosemont deposit. The project holds a net present value of $442 million (8% discount rate), with an estimated annual copper production of more than 225 million pounds at $0.42 per pound. Following up on the positive PA, Augusta obtained a sustainable water supply source in the form of specific purchase and storage contracts with the Central Arizona Water Conservation District in June. The Company then filed Rosemont’s initial Plan of Operations with the US Forest Service in July, and commenced a final feasibility study for the project in August. Stakeholder response to the initial Plan of Operations has been used to modify the current feasibility study, and a final comprehensive Plan of Operations will be filed when the feasibility study is complete.

In the second half of 2006, the Company completed a 20,000-meter drill program with the intention of moving inferred resources into the measured and indicated category, and concluded a concurrent program to re-log and re-assay historic drill core to define potential oxide copper zones, quantify a silver resource for the deposit, and upgrade the sulfide copper-molybdenum resource. Furthermore, Augusta graduated to the Toronto Stock Exchange, became listed on the American Stock and Options Exchange, and attracted analyst research coverage from two financial firms, Laurentian Bank Securities and BMO Capital Markets.

Throughout the year, Augusta also continued exploration activities on its Mount Hamilton and Shell Deposit properties in Nevada. The Company commenced a pre-feasibility study at Mount Hamilton to evaluate development of the Centennial Deposit, which is now being expanded to assess run of mine heap leaching methods and is expected in the fourth quarter of 2007. In addition, the Company launched a 3,000-meter phase I exploratory drilling program on the Shell molybdenum/tungsten deposit. To date the Company has completed three drill holes, and final assay results are pending.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717	Facsimile: 604 687 1715	E-mail: info@augustaresource.com

*The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., Principal Mining Engineer of WLR Consulting, Inc. (WLRC) of Lakewood, Colorado. Mr. Rose is an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101. Details of the Mineral Resource Estimate can be found in the technical report entitled Mineral Resource Estimate, Revised Technical Report for the Rosemont Deposit dated April 21, 2006 filed on SEDAR (www.sedar.com) and also available on the Company’s website.

2007 Growth Objectives

Updated Resource Statement & Feasibility Study
After publishing the final drill results from the 20,000-meter drill program in December, Augusta expects to publish an updated resource statement in early March 2007. While the statement was originally scheduled for completion before the end of the year, third party assay processing delays have impacted the completion date.

The Company continues to work with consultants to advance the feasibility study, which is now expected for completion in the second quarter as a result of the delay in completing the updated resource statement. Metallurgical test work has largely been completed, and engineering is now 90% complete. The feasibility study will evaluate the project economics associated with processing sulfide ores as well as oxide copper processing.

Permitting
Concurrent with completing the feasibility study at Rosemont, the Company is preparing a detailed and comprehensive Plan of Operations for submission to the US Forest Service in the second quarter of 2007. Using this plan as a basis for permitting, Augusta will then move through the National Environmental Policy Act (“NEPA”) permitting process, whereby the US Forest Service initiates an Environmental Impact Statement (“EIS”) and public review process. The company continues to work with local interests to address relevant factual concerns and issues as part of the NEPA process.

The US Forest Service is the official agency in charge of leading the process of reviewing potential project impacts and identifying relevant mitigation plans resulting from the Plan of Operations. As such, the US Forest Service is responsible for issuing the final EIS and “Record of Decision” after pubic review and comment. These documents and findings are then considered by other federal and state agencies as they review the permits required to initiate mineral development on the property.

It normally takes anywhere from 12 to 18 months to complete the draft EIS and the initial public review process. Another three to six months are typically required to respond to public comments and prepare the final EIS, after which the US Forest Service will issue a “Record of Decision” either approving the plan or providing recommendations for modifications to the plan. Subsequent to the “Record of Decision”, the Company will file a final Plan of Operations (incorporating any necessary modifications). It is then that permits would be issued allowing the Company to commence construction. Upon completion of this process, Augusta expects to receive approval to construct the mine in 2009 and to produce copper at Rosemont in 2010.

Marketing
Augusta expects to participate in several industry conferences throughout 2007. The management team also plans to expand relationships with both new and existing institutional investors to ensure our value is understood in the global financial community.

Corporate Development
The Augusta management team is committed to advancing the Rosemont project as a cornerstone asset for growth in becoming a mid-tier copper producer within the next five years. The Company continues to look for opportunities to acquire exploration, development and production stage projects, in an effort to position the Company as a major copper producer in the long term.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing copper and other base metal assets in the U.S. southwest. The Company’s Rosemont Property is located in Pima County, approximately 30 miles southeast of Tucson, Arizona, and contains a potentially world class open-pit copper/molybdenum (“Cu/Mo”) deposit. The Rosemont deposit contains 6.4 billion lbs of Cu equivalent (442,000,000 tons at 0.73% Cu equivalent) in measured and indicated resources and 1.9 billion lbs of Cu equivalent (145,000,000 tons at 0.67% Cu equivalent) in inferred resources. Please refer to the Company’s news release dated January 24, 2006 for further details. Augusta has additional exploration properties in Nevada, and trades on the American Stock Exchange and Toronto Stock Exchange under the symbol AZC.

For additional information please visit www.augustaresource.com or contact:
Gil Clausen, President and CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

”Gil Clausen”

_________________________
Gil Clausen President and CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated April 6, 2006. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.